                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/03/13: UMC will attend investor conferences on 2019/03/20

99.2                 Announcement on 2018/03/18: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2018/03/22: To announce the registration of capital reduction due to the retirement of certain treasury stocks

99.4                 Announcement on 2018/03/08: February Revenue

99.5                 Announcement on 2018/03/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2019/03/20

1. Date of the investor conference: 2019/03/20

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Shangri-La’s Far Eastern Plaza Hotel Taipei, Taiwan

4. Brief information disclosed in the investor conference:

The Company will attend the“2019 Asia Pacific Telecom, Media & Technology Conference”, held by Bank of America Merrill Lynch

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2019/01/29

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2018/04/12~2019/03/18

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: $1,089,969,677 NTD;

Total transaction price: $1,089,969,677 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: NA

11. Name of the appraiser: NA

12. Practice certificate number of the appraiser: NA

13. Is the appraisal report price a limited price or specific price? : NA

14. Has an appraisal report not yet been obtained? : NA

15. Reason for an appraisal report not been obtained: NA

16. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

17. Name of the CPA firm: NA

18. Name of the certifying CPA: NA

19. The practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Do the directors have any objection to the present transaction? : NA

23. Is it a related party transaction? : No

24. Date of the board of directors’ resolution: NA

25. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

26. Is the transaction to acquire a real estate or right-of-use asset from the related party? : NA

27. The appraisal price conducted in accordance with the Article 16 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

28. Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the “Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1. Date of the Competent Authority’s approval of the capital reduction: 2019/01/15

2. Date of completion of capital amendment registration: 2019/03/21

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)Before the capital reduction: The paid-in capital is NT$124,243,187,150; the shares outstanding are 11,908,239,978 shares; book value per share is NT$17.43

(2)After the capital reduction: The paid-in capital is NT$121,243,187,150; the shares outstanding are 11,908,239,978 shares; book value per share is NT$17.43

4. Planned share conversion operations: None

5. Estimate listed shares after the capital reduction: NA

6. The estimate ratio of listed shares to the company’s issued common shares after the capital reduction: NA

7. Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ratio does not reach 25% after the capital reduction: NA

8. Any other matters that need to be specified:

(1)The company received the SPA authorization letter on March 22, 2019

(2)The company calculated the book value per share based on the date of capital reduction on March 11, 2019

Exhibit 99.4

United Microelectronics Corporation

March 8, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
February	Net sales	10,461,743	11,909,283	(1,447,540)	(12.15)%
Year-to-Date	Net sales	22,257,220	25,084,945	(2,827,725)	(11.27)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	0	0	20,606,972

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  February 28, 2019 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	92,731,375
UMC (Note2)	15,447,130	15,432,040	92,731,375

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018 and October 24, 2018, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 503 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,370,706	3,193,840	0
Fair Value	0	0	9,067	0
Net profit (loss) from Fair Value	0	0	5,506	0
Written-off Trading
Contracts	0	0	6,537,780	0
Realized profit (loss)	0	0	(1,120)	0

Exhibit 99.5

United Microelectronics Corporation

For the month of February, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2019	Number of shares as of February 28, 2019	Changes
Vice President Vice President Vice President Associate Vice President	Ming Hsu S S Hong Francia Hsu Chih Chong Wang	583,000 416,406 280,000 250,000	553,000 166,406 270,000 190,000	(30,000) (250,000) (10,000) (60,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2019	Number of shares as of February 28, 2019	Changes
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